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                                                                      EXHIBIT 12

            INTERNATIONAL LEASE FINANCE CORPORATION AND SUBSIDIARIES

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS

                                                          YEARS ENDED DECEMBER 31,
                                       --------------------------------------------------------------
                                          2000         1999         1998         1997         1996
                                       ----------   ----------   ----------   ----------   ----------
                                                           (DOLLARS IN THOUSANDS)
Earnings
  Net income.........................  $  468,901   $  453,447   $  369,352   $  338,684   $  251,774
  Add:
     Provision for income taxes......     237,292      249,958      192,922      187,475      143,165
     Fixed charges...................     894,146      807,495      778,817      754,246      655,958
  Less:
     Capitalized interest............      50,019       45,235       54,297       48,818       50,368
                                       ----------   ----------   ----------   ----------   ----------
  Earnings as adjusted (A)...........  $1,550,320   $1,465,665   $1,286,794   $1,231,587   $1,000,529
                                       ==========   ==========   ==========   ==========   ==========
  Preferred dividend requirements....  $   18,570   $   18,131   $   16,965   $   16,348   $   16,599
     Ratio of income before provision
       for income taxes to net
       income........................         151%         155%         152%         155%         157%
                                       ----------   ----------   ----------   ----------   ----------
     Preferred dividend factor on
       pretax basis..................      28,041       28,103       25,787       25,339       26,060
                                       ----------   ----------   ----------   ----------   ----------
  Fixed charges
     Interest expense................     773,539      686,767      639,964      642,321      573,599
     Capitalized interest............      50,019       45,235       54,297       48,818       50,368
     Interest factor of rents........      70,588       75,493       84,556       63,107       31,991
                                       ----------   ----------   ----------   ----------   ----------
  Fixed charges as adjusted (B)......     894,146      807,495      778,817      754,246      655,958
                                       ----------   ----------   ----------   ----------   ----------
  Fixed charges and preferred stock
     dividends (C)...................  $  922,187   $  835,598   $  804,604   $  779,585   $  682,018
                                       ==========   ==========   ==========   ==========   ==========
Ratio of earnings to fixed charges
  ((A) divided by (B))...............        1.73x        1.82x        1.65x        1.63x        1.53x
                                       ==========   ==========   ==========   ==========   ==========
Ratio of earnings to fixed charges
  and preferred stock dividends ((A)
  divided by (C))....................        1.68x       1.75x         1.60x        1.58x        1.47x
                                       ==========   ==========   ==========   ==========   ==========